UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 3)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
ASPEN TECHNOLOGY, INC.
(Name of Subject Company)
ASPEN TECHNOLOGY, INC.
(Name of Persons Filing Statement)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
29109X106
(CUSIP Number of Class of Securities)
Christopher A. Cooper
Senior Vice President, Chief Legal Officer and Secretary
20 Crosby Drive
Bedford, MA 01730
(781) 221-6400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Graham Robinson
Chadé Severin
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street, 23rd Floor
Boston, Massachusetts 02116
(617) 573-4800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Aspen Technology, Inc., a Delaware corporation (“AspenTech”) with the Securities and Exchange Commission on February 10, 2025, relating to the tender offer by Emersub CXV, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Emerson Electric Co., a Missouri corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of AspenTech, at a price per Share of $265.00, net to the seller in cash, without interest, and subject to any applicable withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 10, 2025 (as amended or supplemented from time to time) and the related Letter of Transmittal (as amended or supplemented from time to time), and pursuant to the Agreement and Plan of Merger, dated as of January 26, 2025, among AspenTech, Parent and Purchaser.
Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 3 is being filed to reflect certain updates as set forth below.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON
Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The third full paragraph on page 3 under the heading “Item 2. Identity and Background of Filing Person—Tender Offer” is hereby replaced with the following:
Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on February 10, 2025. The Offer was initially scheduled to expire one minute after 11:59 p.m., Eastern Time, on March 10, 2025. On March 10, 2025, subject to the terms and conditions of the Merger Agreement and the Offer, Emerson announced that the initial expiration of the Offer will be extended until 5:00 p.m., Eastern Time, on March 11, 2025 (the “Expiration Date”), unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Date” means such subsequent time on such subsequent date. Unless the Merger Agreement has been terminated in accordance with its terms, Purchaser will extend the Offer (1) from time to time, if any of the conditions to the Offer is not satisfied or waived (to the extent waivable) on any scheduled Expiration Date, until such condition or conditions to the Offer are satisfied or waived (to the extent waivable) and (2) for the minimum period required by any applicable law or the rules and regulations of the SEC or Nasdaq or as may be necessary to resolve any comments of the SEC or its staff applicable to the Offer, the Schedule TO or offer documents, the Schedule 13E-3 filed by Emerson or AspenTech or the Schedule 14D-9 filed by AspenTech; however, in each case, (i) Purchaser will not be required to extend the Offer (x) beyond the earlier of the April 26, 2025 and the valid termination of the Merger Agreement (such earlier time, the “Extension Deadline”) or (y) on more than one occasion (for such period as requested by AspenTech, but not more than ten business days) if, as of such Expiration Date, (A) there are no unresolved comments from the SEC on any of the offer documents, the Schedule 13E-3 filed by Emerson or AspenTech or the Schedule 14D-9 filed by AspenTech and (B) all of the Offer Conditions (other than the Unaffiliated Tender Condition and those that by their nature are to be satisfied at the expiration of the Offer) have been satisfied or, to the extent permissible, waived by Purchaser, provided further that, solely in the case of clause (y)(B), Purchaser may, in its sole discretion, extend the Offer to permit such Offer Conditions to be satisfied, (ii) Purchaser will not be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of AspenTech and (iii) no such individual extension of the Offer will be for a period of more than ten business days (except for such longer period as the parties may mutually agree). The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to AspenTech’s stockholders together with this Schedule 14D-9. Copies of certain letters distributed by Emerson in connection with the Offer as well as Emerson’s Summary Advertisement published in The Wall Street Journal are filed as Exhibits (a)(1)(D), (a)(1)(E) and (a)(1)(F), respectively, to this Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION
Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The ninth paragraph under the heading “Item 8—Additional Information—Legal Proceedings” is hereby replaced with the following:
“As of March 7, 2025, AspenTech has received demand letters from several purported stockholders relating to books and records requests pursuant to Section 220 of the DGCL, demand letters from several purported stockholders related to alleged disclosure deficiencies in this Schedule 14D-9 and several demands for appraisal pursuant to Section 262 of the DGCL. No assurances can be made as to the outcome of such demands or other actions.”
ITEM 9. EXHIBITS
Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(K)	Press Release issued by Parent on March 10, 2025 (incorporated by reference to Exhibit (a)(5)(viii) to the Schedule TO filed by Parent and Purchaser on March 10, 2025).
(a)(5)(L)	Current Report on Form 8-K dated as of March 10, 2025 (incorporated by reference to the Form 8-K filed by AspenTech on March 10, 2025).
(e)(21)	Letter Agreement, dated as of March 7, 2025, between AspenTech, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by AspenTech on March 10, 2025).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 10, 2025

Aspen Technology, Inc.

By:	/s/ Antonio J. Pietri
	Name:	Antonio J. Pietri
	Title:	President and Chief Executive Officer